UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-41831

Globavend Holdings Limited

(Registrant’s Name)

Office 1401, Level 14, 197 St Georges Tce,

Perth, WA 6000,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed, on August 16, 2024, Globavend Holdings Limited (“GVH” and the “Company”) received a deficiency notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the period from July 5, 2024 to August 15, 2024, the closing bid price for the Company’s ordinary shares (the “Ordinary Shares”) had been below the minimum of $1.00 per Ordinary Share required for continued listing on The Nasdaq Capital Market (the “Minimum Bid Price Rule”). Nasdaq has provided the Company with 180 calendar days, or until February 12, 2025, to regain compliance with the Minimum Bid Price Rule.

On February 13, 2025, the Company received a letter from Nasdaq, indicating that the Company is granted an additional 180 calendar days, or until August 11, 2025, to regain compliance with the Minimum Bid Price Rule or be subject to delisting.

If the Company cannot regain compliance of the Minimum Bid Price Rule by August 11, 2025, Nasdaq will issue a delisting determination, which the Company can appeal to the Nasdaq Listing Qualifications Hearings Panel (the “Hearings Panel”). The Company may apply to the Hearings Panel for an additional period up to another 180 days from the date of the delisting determination to regain compliance. Nasdaq, however, has recently proposed to amend the Listing Rules to eliminate the stay in suspension of trading during the appeal process. If adopted, the Company will have only a maximum of 360 days to regain compliance with the Minimum Bid Price Rule.

The Company intends to actively monitor the closing bid price for its Ordinary Shares and will consider available options to resolve the deficiency and regain compliance with the Minimum Bid Price Rule. However, there can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Rule.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated February 18, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAVEND HOLDINGS LIMITED

By:	/s/ Wai Yiu Yau
Name:	Wai Yiu Yau
Title:	Chairman of the Board and Chief Executive Officer

Date: February 18, 2025